Dear Shareholders:

It is my pleasure to provide an update on Cardiome's clinical and corporate accomplishments for the first quarter of 2006.

FINANCE & CORPORATE DEVELOPMENT
Cardiome is committed to the continued enhancement of our management group, through the addition of new personnel and evolution of our existing team. To that end, this quarter we were pleased to announce the promotion of Doug Janzen to the position of President and Chief Business Officer. Since joining us in 2003, Doug has been instrumental in helping us to achieve our capital markets and strategic goals, and we all look forward to working with Doug in his new capacity.

On the capital markets front, we welcomed initiation of research coverage from Scotia Capital and Versant Partners, and presented the Cardiome story at several institutional investor conferences including the Bear Stearns Confab in San Francisco, the UBS Global Specialty Pharmaceutical Conference in New York and the Leerink Swann Roundtable in Boston. Cardiome management continually strives to expand the company's capital markets footprint, and we have once again scheduled a busy year of conferences and meetings with institutional and retail investors.

CLINICAL DEVELOPMENT
Clearly the most significant accomplishment of the first quarter was the filing of a New Drug Application (NDA) with the FDA for RSD1235 (iv) for the acute conversion of atrial fibrillation. Through the substantial effort of the clinical and regulatory teams at Cardiome and our partner Astellas, the NDA was completed within our stated timeline, and we can now look forward to the FDA review of our submission. I would like to thank all of the dedicated professionals who helped us to achieve this tremendously important milestone.

Our RSD1235 (oral) program continues to progress well. We recently announced additional safety data from our Phase 1 trials, and enrollment in our Phase 2a pilot study initiated in December 2005 has been steady. We expect to have interim results for the first dosing group near the middle of the year, and intend to complete the study by the end of 2006.

Finally, we continue to advance the pre-clinical candidates from our Artesian acquisition, while diligently evaluating multiple opportunities to expand our clinical pipeline.

We are already one quarter through another exciting year for Cardiome, and I would like to take this opportunity to thank all of our shareholders, partners, colleagues and friends for your continued support.

Bob Rieder
CEO & Vice-Chairman

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(Unaudited, expressed in Canadian Dollars)

	As at
	March 31,	December 31,
	2006	2005
ASSETS
Current
Cash and cash equivalents	$17,672,663	$9,304,620
Short-term investments	54,145,510	64,651,005
Amounts receivable	2,858,564	7,121,712
Prepaid expenses	1,294,388	1,549,590
Total current assets	75,971,125	82,626,927
Property and equipment	4,366,277	4,357,123
Intangible assets	2,909,666	2,815,189
	$83,247,068	$89,799,239

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$8,146,782	$8,652,197
Deferred revenue	3,142,509	4,190,011
Current portion of deferred leasehold inducement	170,459	170,018
Total current liabilities	11,459,750	13,012,226
Deferred leasehold inducement (note 3)	1,248,720	1,291,232
Future income tax liability	207,000	289,000
Total Liabilities	12,915,470	14,592,458

Contingencies (note 6)

Shareholders’ Equity
Share capital (note 4)
Authorized
Issued and outstanding - common shares
52,926,244 common shares at March 31, 2006
51,556,175 common shares at December 31, 2005	211,563,215	201,185,518
Special warrants	-	8,440,075
Contributed surplus	12,318,171	11,014,489
Deficit	(153,549,788)	(145,433,301)
	70,331,598	75,206,781
	$83,247,068	$89,799,239

See accompanying notes

On behalf of the Board:

Mark C. Rogers, Director	Peter Roberts, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - expressed in Canadian Dollars)

	For the Three Months ended
	March 31,	March 31,
	2006	2005
Revenue
Licensing fees	$1,047,503	$1,202,113
Research collaborative fees	2,004,474	3,407,719
	3,051,977	4,609,832

Expenses
Research and development	9,048,815	11,508,830
General and administration	2,859,693	1,924,240
Amortization	364,245	1,088,151
	12,272,753	14,521,221
Operating loss	(9,220,776)	(9,911,389)

Other income
Interest and other income	769,797	114,197
Foreign exchange gain	252,492	465,343
	1,022,289	579,540

Loss before income taxes	(8,198,487)	(9,331,849)
Future income tax recovery	82,000	1,724,000
Net loss for the period	(8,116,487)	(7,607,849)
Deficit, beginning of period	(145,433,301)	(92,058,672)
Deficit, end of period	$(153,549,788)	$(99,666,521)

Basic and diluted loss per common share	$(0.15)	$(0.18)

Weighted average number of outstanding common
shares	52,568,323	41,704,244

See accompanying notes

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - expressed in Canadian Dollars)

	For the Three Months Ended
	March 31,	March 31,
	2006	2005

Operating Activities
Net loss for the period	$(8,116,487)	$(7,607,849)
Add items not affecting cash:
Amortization	364,245	1,088,151
Stock-based compensation	1,792,651	1,635,656
Deferred leasehold inducement amortization	(42,071)	(23,359)
Future income tax recovery	(82,000)	(1,724,000)
	(6,083,662)	(6,631,401)
Changes in non-cash working capital items relating to
operations
Amounts receivable	4,263,148	7,410,776
Prepaid expenses	255,202	(84,756)
Accounts payable and accrued liabilities	(401,392)	3,439,708
Deferred revenue	(1,047,502)	(1,202,112)
Cash (used in) provided by operating activities	(3,014,206)	2,932,215

Financing Activities
Issuance of common shares and exercise of options	1,529,658	66,665,183
Share issuance costs upon exercise of warrants	(81,005)	-
Repayment on obligations under capital leases	-	(7,061)
Cash provided by financing activities	1,448,653	66,658,122

Investing Activities
Purchase of property and equipment	(296,982)	(212,838)
Patent costs capitalized	(274,916)	(280,790)
Purchase of short-term investments	(13,052,542)	(18,354,086)
Sale of short-term investments	23,558,036	10,068,903
Cash provided by (used in) investing activities	9,933,596	(8,778,811)

Increase in cash and cash equivalents during the period	8,368,043	60,811,526
Cash and cash equivalents, beginning of period	9,304,620	7,673,892
Cash and cash equivalents, end of period	$17,672,663	$68,485,418

Supplemental cash flow information:
Interest paid	$5,212	$5,688

See accompanying notes

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2005, except that they do not contain all note disclosures necessary for annual financial statements. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in Note 7.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position as at March 31, 2006 and the consolidated results of operations and consolidated cash flows for the three-month period presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 included in the Company’s Annual Report filed with the appropriate securities commissions. The results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.	SIGNIFICANT ACCOUNTING POLICIES

All accounting policies are the same as described in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2005 included in the Company’s 2005 Annual Report filed with the appropriate securities commissions.

Certain of the significant accounting policies are as follows:

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Technology licenses and patent costs

Technology licenses, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of five to ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, is less than the carrying value of the underlying technology, then the carrying value is written down to its fair value, based on the related estimated discounted future cash flows. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Revenue recognition

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Stock-based compensation and other stock-based payments

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period.

The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms (see Note 4).

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

3.	DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030,380 from the landlord for leasehold improvements during the year ended December 31, 2004. $792,600 of the tenant improvement allowance (“Original Allowance”) is being amortized on a straight-line basis over the initial term of the lease. The remaining $237,780 (“Repayable Allowance”) represents a repayable allowance, collateralized with a letter of credit, which is being repaid over 10 years with interest at 10% per annum at approximately $38,000 per annum. The Company is obligated to refund the unpaid portion of the Additional Allowance upon early termination of the lease.

During the year ended December 31, 2005, the Company signed an amendment to its lease agreement to expand its facilities. Pursuant to this amendment agreement, the Company was entitled to an additional cash tenant improvement allowance of $650,100 for leasehold improvements in the expansion space (“Additional Allowance”) which was received during the period. The Additional Allowance is being amortized on a straight-line basis over the remaining initial term of the lease.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL

	(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

	(b)	Issued and Outstanding

	Number of
Common shares	Shares	Amount
Balance as at December 31, 2005	51,556,175	$201,185,518
Issued upon conversion of special warrants	1,036,098	8,359,070
Issued for cash upon exercise of options	285,742	1,529,658
Issued pursuant to exercise of warrants on cashless basis	48,229	-
Reallocation of contributed surplus arising from stock-
based compensation related to the exercise of options	-	488,969
Balance as at March 31, 2006	52,926,244	$211,563,215

On October 21, 2005, concurrent with the acquisition of Artesian Therapeutics, Inc. (“Artesian”), the Company closed a private placement of 1,036,098 Special Warrants at a price of approximately US$7.24 per Special Warrant for total gross proceeds of $8,902,503 (US$7.5 million). In connection with the private placement, the Company incurred total legal and professional fees of $119,505 to March 31, 2006, of which $81,005 was incurred in the three months ended March 31, 2006. On March 13, 2006, pursuant to a registration statement qualifying the sale of the underlying common shares to the shareholders of Artesian, the outstanding special warrants as of December 31, 2005 were converted to 1,036,098 common shares.

The net proceeds of $8,782,999 from the issuance of Special Warrants have been allocated to share capital in the amount of $8,359,070 based on the quoted market price and the balance of $423,929, representing the premium portion, has been recorded as a reduction to the consideration for the acquisition of Artesian.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(c)	Common Share Purchase Warrants

Details of share purchase warrant transactions for the three months ended March 31, 2006 are summarized as follows:

Number of Share Purchase Warrants Outstanding

Number of
Warrants
Balance, December 31, 2005	145,167
Warrants exercised on a cashless basis	(73,363)
Balance, March 31, 2006	71,804

During the three months ended March 31, 2006, the Company issued 48,229 common shares for 73,363 warrants exercised on a cashless basis. As at March 31, 2006, common shares issuable upon the exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of Expiry	Price	Common Shares
February 9, 2007	US$2.40	27,623
February 9, 2007	US$4.80	21,947
February 9, 2007	US$8.00	22,234
Balance, March 31, 2006		71,804

The above common share purchase warrants may be exercised on a cashless basis based on a formula described in the warrant agreement.

(d)	Stock Options

In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person. In June 2005, the shareholders approved further amendment to the 2001 Incentive Stock Option Plan to (i) decrease the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 6,000,000 Common Shares to 5,750,000 Common Shares; (ii) to eliminate default vesting schedule applicable if no other vesting schedule is prescribed by the Board of Directors at the time of grant and specify that the Board of Directors may determine such vesting terms at its discretion; (iii) to restrict the maximum number of stock options issuable to insiders to 10% of the issued and outstanding Common Shares of the Company.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(d)	Stock Options (Cont’d)

At March 31, 2006, the Company had 4,890,160 stock options outstanding, of which 3,213,071 are exercisable, at a weighted average exercise price of $6.13 per common share and expiring at various dates from May 24, 2006 to March 5, 2012.

Details of stock option transactions for the three months ended March 31, 2006 are summarized as follows:

		Number of Stock
	Weighted	Options
	Average	Outstanding
	Exercise Price
Balance, December 31, 2005	$5.70	4,914,902
Options granted	$13.19	266,500
Options exercised	$5.35	(285,742)
Options forfeited	$8.60	(5,500)
Balance, March 31, 2006	$6.13	4,890,160

At March 31, 2006, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
	March 31, 2006			March 31, 2006
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common shares	average	average	common	average
	issuable	remaining	exercise price	shares	exercise price
		contractual life		issuable
$		(years)	$		$
$2.80-$3.68	1,866,576	2.67	3.28	1,784,076	3.28
$5.05-$5.54	566,875	2.83	5.13	566,875	5.13
$6.29-$8.95	1,937,709	4.68	7.67	757,120	7.40
$9.54-$13.19	519,000	6.42	11.72	105,000	12.00
	4,890,160	3.88	6.13	3,213,071	4.86

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(e)	Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized over the vesting period. Compensation expense is allocated between research and development expenses and general and administration expenses on the same basis as cash compensation as follows:

	For the three months ended March 31
	2006	2005
	$	$
Research and development	1,309,372	1,430,559
General and administration	483,279	205,097
Total	1,792,651	1,635,656

The weighted average fair value of stock options granted during the three months ended March 31, 2006 and March 31, 2005 was $13.19 and $6.07 per share, respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	For the three months ended March 31
Assumption	2006	2005
Dividend yield	0%	0%
Expected volatility	70.8%	75.0%
Risk-free interest rate	4.10%	3.64%
Expected average life of the options	6.94 years	6 years

5.	RELATED PARTY TRANSACTION

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the three months ended March 31, 2006, the Company has incurred $203,156 of legal fees for services provided by the legal firm (three months ended March 31, 2005 - $608,456). Of the total amount of legal fees incurred during the three months ended March 31, 2006, $48,438 was in connection with the conversion of special warrants to common shares in March 2006. Of the total amount of legal fees incurred during the three months ended March 31, 2005, $553,360 was in connection with the public offering completed in March 2005. Included in accounts payable and accrued liabilities at March 31, 2006 is an amount of $152,999 (December 31, 2005 - $32,818) owing to the legal firm.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

6.	CONTINGENCIES

(a)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)

The Company has entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

7.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except for the differences below as more fully described in Note 16 in the Company’s annual audited consolidated financial statements for the year ended December 31, 2005.

Material variations impacting the interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended	3 months ended
	March 31,	March 31,
	2006	2005
	$	$

Loss for the period , Canadian GAAP	(8,116,487)	(7,607,849)
Amortization of other assets	-	(8,560)
In-process research and development	91,000	-
Future income taxes	(82,000)	-
Stock based compensation	622,875	-
Net loss and comprehensive loss for the period, U.S. GAAP	(7,484,612)	(7,616,409)
Basic and diluted loss per common share, U.S. GAAP	(0.14)	(0.18)

Weighted average number of common shares outstanding, U.S. GAAP	52,568,323	41,704,244

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	March 31	December 31
	2006	2005
	$	$

Intangible assets	1,222,072	1,036,595
Contributed surplus / other accumulated comprehensive income	13,239,220	11,935,538
Deficit	(155,951,431)	(147,843,944)

Accounts payable and accrued liabilities comprise:

	March 31	December 31
	2006	2005
	$	$

Trade accounts payable	1,386,555	2,169,509
Accrued contract research	4,896,024	4,173,338
Employee-related accruals	964,065	1,074,585
Other accrued liabilities	900,138	1,234,765
	8,146,782	8,652,197

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

7.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Pro forma information - Stock-based compensation

On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards No. 123(R), “Share-Based Payment” (FAS 123(R)) using the modified prospective method. Under the transition method, compensation cost is recognized in the consolidated statement of loss for the period beginning with the effective date for all share-based payments awards granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

Compensation expense recognized for US GAAP purposes reflects estimates of award forfeitures and any change of estimates thereof are reflected in the period of change. Canadian GAAP does not require the estimation of award forfeitures. For US GAAP purposes, the Company has recognized in the loss for the period the cumulative effect of a change in accounting policy to reflect the estimated forfeitures for unvested stock options at January 1, 2006 amounting to $622,875. In addition, the amount of compensation expense for the three months ended March 31, 2005 for US GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated forfeitures.

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to December 1, 2002. For stock options granted in 2001, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 88.1%; risk-free interest rate - 3.0%; and expected average life of the options - 6 years. For stock options granted during the three months ended March 31, 2006 and March 31, 2005, see note 4[e].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	March 31	March 31
	2006	2005
	$	$

Loss for the period -- U.S. GAAP	(7,484,612)	(7,616,409)
Deduct: Stock-based employee compensation
expense included in reported loss above	1,169,776	1,635,656
Add: Total stock-based employee compensation expense using fair value based
method for all awards	(1,169,776)	(1,672,656)
Pro forma loss for the period	(7,484,612)	(7,653,409)
Basic and diluted loss per common share
As reported	(0.14)	(0.18)
Pro forma	(0.14)	(0.18)

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

7.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Additional disclosure required under US GAAP is as follows:

A summary of the Company’s unvested stock option activity and related information in the three months ended March 31, 2006 is as follows:

		Weighted Average
Nonvested Shares	Shares	Grant-Date Fair Value

Nonvested at January 1, 2006	1,709,881	$5.19
Granted	266,500	$10.61
Vested	(293,792)	$5.84
Forfeited	(5,500)	$5.80
Nonvested at March 31, 2006	1,677,089	$5.94

As of March 31, 2006, there was $9,954,202 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 3.88 years.

The aggregate intrinsic value of the vested and exercisable stock options at March 31, 2006 was $32,291,364.

8.	SEGMENTED INFORMATION

The Company operates primarily in one business segment with substantially all of its consolidated assets located in Canada and operations located in Canada, the United States and Barbados. During the three months ended March 31, 2006, 100% of the total revenue is derived from one research collaborator in the United States. [March 31, 2005 – 100% derived from one collaborator in the United States].

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three months ended March 31, 2006 prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain respects from United States generally accepted accounting principles. The differences as they affect interim consolidated financial statements are described in Note 7 to the unaudited interim consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion and analysis was performed by management using information available as at April 25, 2006. The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our 2005 Annual Report, is available by accessing the SEDAR website atwww.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias. We also have a pre-clinical program directed at improving cardiovascular function.

Atrial fibrillation (AF) is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In December 2004 and September 2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of RSD1235, (RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation. In addition, we are currently conducting an additional Phase 3 trial and an open-label safety study in conjunction with our collaborative partner Astellas Pharma US, Inc. (“Astellas”). In March 2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market the intravenous formulation of RSD1235 for the acute conversion of atrial fibrillation. We are also developing an oral formulation of RSD1235 (RSD1235 (oral)), as maintenance therapy for the long-term treatment of atrial fibrillation, and initiated a Phase 2a clinical trial in December 2005.

In October 2005, we completed the acquisition of Artesian Therapeutics, Inc., a privately-held biopharmaceutical company which currently has two advanced small molecule discovery programs in the cardiovascular area.

The following table summarizes current clinical studies of each of our research and development programs:

Project	Stage of Development	Current Status
RSD1235 (iv)	Phase 3 Clinical Trial (ACT 1)	Trial completed and top-line results released in December 2004 and February 2005. Full trial results presented in May 2005.
	Phase 3 Clinical Trial (ACT 2)	Trial initiated in March 2004.
	Phase 3 Clinical Trial (ACT 3)	Top-line results released in September 2005 and full results were presented at AHA.
	Open-Label Safety Study (ACT 4)	Trial initiated in October 2005.
	New Drug Application (NDA)	Submitted in March 2006.
RSD1235 (oral)	Phase 1 – Formulation Evaluation Study	Results released in November 2004 and controlled release formulation selected.
	Phase 1 – Food Effect Study	Trial completed in April 2005.
	Phase 1 – 7 day Repeat Dosing Study	Trial completed in August 2005.
	Phase 2a – Pilot Study	Trial initiated in December 2005.
Artesian Projects	Pre-Clinical Stage	Pre-Clinical studies underway.

CORPORATE DEVELOPMENT

We achieved the following events and milestones during the current quarter:

  In March 2006, we announced the promotion of Doug Janzen to the position of President and Chief Business Officer. Bob Rieder will continue in his role as Chief Executive Officer and has been appointed Vice-Chairman of the board of directors.

  Also in March 2006, we announced Astellas’ submission of a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market the intravenous formulation of RSD1235, an investigational new drug for the acute conversion of atrial fibrillation.

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and President and Chief Business Officer, has established and maintained disclosure controls and procedures in order for us to provide reasonable assurance that material information relating to our company is made known to us in a timely manner, particularly during the period in which the annual filings were being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the date of this report, and believes them to be effective in providing such reasonable assurance.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas requiring significant estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, determination of accrued liabilities with respect to clinical trials, recognition of revenue, recognition of future income tax assets and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

  intangible assets;

  accrued liabilities and clinical trial expenses;

  revenue recognition;

  research and development costs;

  stock-based compensation; and

  income taxes

Intangible Assets

Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

Accrued Liabilities and Clinical Trial Expenses

We have entered into service agreements with various contract research organizations, investigators and other vendors that provide resources, services and expertise that complement our efforts in developing our drug candidates. These agreements may be in force over a number of fiscal years or accounting periods. Since payments under these agreements may not coincide with the period in which the services are rendered, judgment is required in estimating the amount of clinical trial expense to be recorded in each accounting period. Judgment and estimates are also involved in determining the amount of expenditures that are contractually committed under the various agreements. We consider the following factors in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; and the proportion of the overall contracted time that elapsed during the accounting period. In making these assessments, we monitor patient enrollment levels and related activities at a given point in time through internal reviews, correspondence and discussions with contractors and review of contractual terms. We may sometimes rely on the information provided by our contractors. A significant change in the above factors and the accuracy of information provided by our contractors may alter our estimate of our clinical trial expenditure for the accounting period and prepaid expenses or accrued liabilities as of the end of the accounting period. This could have a material impact on our results of operations and liabilities.

Revenue Recognition

Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses. Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement and (iii) we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

Effective December 1, 2002, we elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

Included with the statements of loss were the following charges for stock-based compensation for stock options granted after December 1, 2002:

(in million of dollars)	For the Three Months Ended
Expenses	March 31, 2006	March 31, 2005
Research and development	$1.3	$1.4
General and administration	$0.5	$0.2
Total stock-based compensation	$1.8	$1.6

Future Income Taxes

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in net loss in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

RESULTS OF OPERATIONS

For the three months ended March 31, 2006 (“Q1-2006”), we recorded a net loss of $8.1 million ($0.15 per common share), compared to a net loss of $7.6 million ($0.18 per common share) for the three months ended March 31, 2005 (“Q1-2005”). The increase in net loss for Q1-2006, compared to Q1-2005, was largely due to a decrease in licensing fees and research collaborative fees and future income tax recovery (as described below). This was offset by a decrease in expenditures associated with clinical development activities and an increase in other income (as described below). The results of operations were in line with management’s expectations.

We expect losses to continue for at least two fiscal years as RSD1235 (iv) moves through the regulatory approval process and RSD1235 (oral) advances into later stage development, in addition to our efforts to develop the Artesian compounds. As such, we expect operating expenses for these product candidates to be higher than the potential licensing and research collaborative fees or royalty revenue from RSD1235 (iv), should we successfully meet our collaborative milestones or obtain commercialization approval for RSD1235 (iv) within this period.

Revenues

Total revenue for Q1-2006 was $3.1 million, a decrease of $1.5 million from $4.6 million for Q1-2005.

Licensing fees represent the amortization of deferred revenue related to upfront payments and premium on equity investment from our collaborative partners. The decrease in licensing fees in Q1-2006, compared to those in Q1-2005, was mainly due to the decreased amortization of deferred revenue related to the upfront payment from our collaborative partner, Astellas.

The decrease in research collaborative fees in Q1-2006, compared to those in Q1-2005, was mainly attributable to the decreased research and development cost recovery of $1.1 million (Q1-2005 - $2.7 million), with more development cost associated with RSD1235 (iv) directly incurred by our collaborative partner, Astellas. This decrease was partially offset by increased project management fees of $0.9 million (Q1-2005 - $0.7 million) with increased efforts from research and development personnel involved in the preparation of the NDA.

For the next two fiscal years, we expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas. We will continue to receive project management fees and development cost reimbursements and expect a milestone payment from Astellas. We may also earn additional milestone payments from Astellas or revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreements.

Research and Development Expenditures

Research and development expenditures were $9.0 million for Q1-2006, compared to $11.5 million for Q1-2005.

(In thousands of dollars)	For the Three Months Ended
Project	March 31, 2006	March 31, 2005
RSD1235 (iv)	$3,650	$6,876
RSD1235 (oral)	$4,031	$1,563
Artesian projects	$819	-
Oxypurinol projects	$514	$3,070
Other projects	$35	-
Total research and development expenses	$9,049	$11,509

The decrease in research and development expenditures was primarily due to the reduced level of clinical development activities for RSD1235 (iv) during the current quarter, compared to the same quarter of fiscal 2005. In addition, our decision to cease development of Oxypurinol CHF in fiscal 2005 also contributed to a decrease in external research and development costs. This decrease was offset by increased spending incurred to advance RSD1235 (oral) from Phase 1 to Phase 2 testing, and the costs associated with continuation of research work on our Artesian projects.

The following provides a description of major clinical trials and research and development expenditures for each of our projects:

RSD1235 (iv)

During Q1-2006, we continued our clinical work on ACT 2 and ACT 4, and submitted a new drug application (“NDA”) to the United States Food & Drug Administration (FDA) seeking approval to market RSD1235 (iv) for the acute conversion of atrial fibrillation.

The ACT 1 Study

ACT 1 enrolled 416 patients, with the primary endpoint being the conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Scandinavia. We completed enrollment in October 2004 and announced that the study achieved its primary endpoints in December 2004. Additional clinical results of this study were released in February 2005 and a full trial report was presented in May 2005 at the Late Breaking Clinical Results section of the Heart Rhythm Society Meeting in New Orleans.

The ACT 2 Study

The ACT 2 study, initiated in March 2004, will enroll up to 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed atrial fibrillation following cardiac surgery. The primary endpoint in this ongoing study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study

Our collaborative partner, Astellas, initiated the ACT 3 study in July 2004 and completed patient recruitment for this study in July 2005. ACT 3 enrolled 276 patients. The primary efficacy endpoint of the ACT 3 trial was the conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. The study also included analysis of patients with longer-term atrial fibrillation and patients with atrial flutter. Safety observations focused on sensory and cardiovascular effects of the drug, with particular emphasis on the lack of side-effect arrhythmias. We announced that the study achieved its primary endpoint in September 2005. Additional clinical results of this study were presented in March 2006 at the American College of Cardiology (ACC) Scientific Sessions in Atlanta.

The ACT 4 Study

In October 2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4. This ongoing study will further evaluate the safety of RSD1235 (iv) in recent-onset atrial fibrillation patients.

New Drug Application (NDA)

In March 2006, our collaborative partner Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market RSD1235 (iv) for the acute conversion of atrial fibrillation.

In addition to the costs incurred for the two ongoing clinical studies, we also incurred costs related to the manufacturing of stability batches of RSD1235 and clinical drug supplies during the current quarter. Total research and development expenditures for this project were $3.7 million for Q1-2006, compared to $6.9 million for Q1-2005. In accordance with our collaboration and license agreement with Astellas, we recovered from Astellas a portion of the development costs associated with the operational activities managed by us. These expense recoveries, which were recorded as research collaborative fees, amounted to $2.0 million for Q1-2006, compared to $3.4 million for Q1-2005.

We expect our research and development expenditures for this project to be lower for the year ending December 31, 2006 (“fiscal 2006”) than those incurred in fiscal 2005. The anticipated cost will relate to the ongoing ACT 2 and ACT 4 studies.

RSD1235 (oral)

During the current quarter, we continued our work on the Phase 2a pilot study for RSD1235 (oral).

In December 2005, we initiated a Phase 2a pilot study of RSD1235 (oral) for the prevention or delay of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study will measure the safety and efficacy of RSD1235 (oral) over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. It is expected that the majority of patients enrolled will have experienced atrial fibrillation for greater than 30 days and less than 180 days in duration. The study will enroll up to 180 patients across 75 centres in Canada, U.S. and Europe.

Total research and development expenditures for this project increased substantially to $4.0 million for Q1-2006, as compared to $1.5 million for Q1-2005. The increase was the result of increased operational activities associated with the ongoing Phase 2a pilot study, manufacture of drug supplies, and pre-clinical toxicology testing work.

We expect our research and development expenditures for this project to be higher in fiscal 2006, compared to those incurred in fiscal 2005. The expected cost will relate to the ongoing Phase 2a Pilot Study, additional pre-clinical toxicology testing, proof of concept studies and the planned initiation of a Phase 2b Study in the second half of 2006.

Artesian Projects

During Q1-2006, we continued our pre-clinical studies on the Artesian projects and total expenditures incurred for these projects were $0.8 million. Since our acquisition of these projects in October 2005, we have accumulated a total cost of $1.5 million.

Oxypurinol Projects

Following our decision to suspend development of Oxypurinol for the treatment of congestive heart failure in 2005, research and development expenditures for the Oxypurinol CHF project decreased significantly to $0.4 million for Q1-2006, compared to $3.0 million for Q1-2005. The expenditures incurred for the current quarter were associated with the work related to finalizing the OPT-CHF study.

Research and development expenditures for Q1-2006 associated with our Compassionate Use Program for allopurinol intolerant gout patients were comparable to the amount recorded for Q1-2005.

General and Administration Expenditures

General and administration expenditures for Q1-2006 were $2.8 million compared to $1.9 million for Q1-2005.

The increase of $0.9 million in general and administration expenditures in Q1-2006, compared to those incurred in Q1-2005, was due to an increase of $0.3 million in wages and benefits (including stock-based compensation for administrative and executive personnel) with the addition of personnel, an increase of $0.3 million in consulting and professional fees, an increase of $0.2 million in non-labour related overhead associated with business development activities, and an increase of $0.1 million in other expenditures to support our expanded operational activities.

We expect the general and administration expenditures for fiscal 2006 to be comparable for those incurred in fiscal 2005.

Amortization

Amortization was $0.4 million for Q1-2006, compared to $1.1 million for Q1-2005. The decrease in amortization was attributable to the reduced net book value of our intangible and other assets after the write-down of intangible assets associated with the Oxypurinol CHF project in September 2005.

Other Income

Interest and other income was $0.8 million for Q1-2006, compared to $0.1 million for Q1-2005. The increase was primarily due to higher average balances of cash and short-term investments.

A net foreign exchange gain of $0.3 million was recorded for Q1-2006, compared to a net foreign exchange gain of $0.5 million for Q1-2005. Net foreign exchange gain comprises gains from the impact of foreign exchange fluctuation on our U.S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the United States and Europe because the majority of our clinical development expenditures are incurred in United States dollars and Euros. Some of these risks are offset by the reimbursements from Astellas in U.S. dollars.

Future income tax recovery

Future income tax recovery was $82,000 for Q1-2006, compared to $1.7 million in Q1-2005. The future income tax recoveries fluctuated based on the amortization and write-down of intangible assets to which they relate as well as the level of losses incurred in our U.S. subsidiary, Artesian Therapeutics, Inc. The decrease in future income tax recovery was primarily due to the reduction in amortization of future income tax recovery related to the intangible assets associated with the Oxypurinol CHF project which was written off in September 2005.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of dollars	March 31,	December	September	June 30,	March 31,	December	September	June 30,
except per share amounts)	2006	31, 2005	30, 2005	2005	2005	31, 2004	30, 2004	2004
	$	$	$	$	$	$	$	$
Total revenue	3,052	3,041	4,662	3,807	4,610	11,640	4,505	5,269
Research and development	9,049	8,909	9,112	11,940	11,509	8,914	9,744	12,432
General and administration	2,860	3,228	1,915	2,192	1,924	2,154	1,414	2,182
Net income (loss) for the period	(8,116)	(8,636)	(29,472)	(7,658)	(7,608)	1,787	(14,986)	(9,841)
Basic net income (loss)
per common share	(0.15)	(0.17)	(0.58)	(0.15)	(0.18)	0.05	(0.38)	(0.25)
Diluted net income (loss)
per common share	(0.15)	(0.17)	(0.58)	(0.15)	(0.18)	0.04	(0.38)	(0.25)

Summary of Quarterly Results

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, write-downs in intangible assets, research and development costs associated with the clinical development programs we pursued and the development stages of these clinical programs; as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options since December 1, 2002.

The significant increase in revenue for the 4th Quarter of 2004, when compared with the other quarters, was due to the milestone payment of $7.2 million (US$6.0 million) earned for the successful completion of the ACT 1 Phase 3 clinical trial. In addition, the substantial increase in losses for the 3rd quarters in 2005 and 2004, when compared with the other quarters, were attributable to the write-down of technology and licenses following our decision to discontinue our Oxypurinol CHF and Oxypurinol Gout projects, respectively. Research and development expenditures for all quarters are comparable since we maintained similar levels of operational activities with the advancement of RSD1235 (oral) after winding up the development of Oxypurinol for the treatment of CHF and gout. The increase in general and administration expenditures for the 4th quarter of 2005 was due to the addition of personnel and expanded in-licensing activities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth consolidated financial data for our last three fiscal periods:

	Fiscal Periods Ended
	December 31, 2005	December 31, 2004	December 31, 2003 (1)
	$	$	$
	(in thousands of dollars, except earnings per share)
Revenues	16,120	26,403	6,047
Net loss	(53,374)	(27,767)	(19,866)
Per share loss
- Basic	(1.09)	(0.71)	(0.63)
- Fully diluted	(1.09)	(0.71)	(0.63)
Total assets	89,799	68,326	92,124
Long-term obligation (2)	210	245	34

(1)

On December 31, 2003, we changed our fiscal year end from November 30 to December 31. As such, the data in this column reflects a 13-month period. In addition, we elected to prospectively adopt the recommendations of the C.I.C.A. new Handbook section 3870, Stock-based Compensation and other Stock-based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method. For the thirteen months ended December 31, 2003, we recorded $1,991,865 and $67,188 of stock-based compensation for the stock options granted after December 1, 2002, to employees and non-employees, respectively.

(2)	Amounts represent capital lease obligations and repayable tenant inducement advances.

(3)	We have not declared any cash dividends since inception.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the current quarter were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and net proceeds from the exercise of stock options by employees.

Cash used in operating activities for Q1-2006 was $3.0 million, compared to $2.9 million of cash provided by operating activities for Q1-2005. The increase of $5.9 million in cash used in operating activities was primarily due to a decrease of cash receipts of $6.4 million from changes in non-cash working capital items. This increase was offset by a decrease in net loss after adjusting all non-cash items of $0.5 million.

Cash provided by financing activities for Q1-2006 was $1.4 million, compared to $66.6 million of cash provided by financing activities for Q1-2005. The main sources of cash for Q1-2006 were cash receipts from the issuance of our common shares upon exercise of stock options. For Q1-2005, the primary sources of cash were the net proceeds of approximately $65 million received from a public offering of treasury stock and cash receipts of $1.6 million received from the issuance of our common shares upon exercise of options.

Cash provided by investing activities for Q1-2006 was $9.9 million, compared to $8.8 million of cash used in investing activities for Q1-2005. The increase of $18.7 million of cash provided by investing activities was mainly due to an increase in the net sales of short-term investments.

At March 31, 2006, we had working capital of $64.5 million, compared to $69.6 million at December 31, 2005. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $71.8 million at March 31, 2006, compared to $74.0 million at December 31, 2005.

As of March 31, 2006 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations
	Payment due by period
(In thousands of dollars)	Total	2006	2007-2008	2009–2010	Thereafter
Other Long-term Obligations	$206	$13	$41	$50	$102
Operating Lease Obligations	5,731	647	1,379	1,417	2,288
Commitments for Clinical Research Agreements	7,056	7,056	Nil	Nil	Nil
Commitments under License Agreements(1)	655	70	234	234	117 per annum
Total	$13,648	$7,786	$1,654	$1,701	$2,507

(1)

As of March 31, 2006, pursuant to four license and service agreements, the Company has various commitments as described in Note 11(c) of our annual consolidated financial statements for the year ended December 31, 2005 (“2005 Annual Financial Statements”) . The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Notes 11(c) (iii) of the 2005 Annual Financial Statements, converted into Canadian Dollars at the closing rate on March 31, 2006 of CAD$1.00=US$0.8562.

Outstanding Share Capital

As of April 25, 2006, there were 52,979,494 common shares issued and outstanding, 71,804 common share purchase warrants at a weighted average exercise price of US$4.87, and 4,829,410 stock options outstanding (of which 3,256,571 were exercisable) at a weighted average exercise price of $6.14.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of March 31, 2006 was $152,999 (December 31, 2005 - $32,818) owing to a legal firm where the Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.2 million of legal fees for services provided by this legal firm for Q1-2006, compared to $0.6 million for Q1-2005.

OFF-BALANCE SHEET ARRANGMENTS

We have no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

We believe that our cash position as of March 31, 2006, the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next two years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.